LAREDO PETROLEUM, INC.
15 W. SIXTH STREET, SUITE 900
TULSA, OKLAHOMA 74119

July 30, 2015

Mr. Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:	Laredo Petroleum, Inc.
Form 10-K for the Fiscal Year ended December 31, 2014
Filed February 26, 2015
File No. 001-35380

Dear Mr. Hiller:

Set forth below are the responses of Laredo Petroleum, Inc. (the "Company"), a Delaware corporation, to the comments received from the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") by letter dated July 21, 2015 with respect to the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 2014, File No. 001-35380, filed with the Commission on February 26, 2015 (the "Form 10-K").

For your convenience, the responses are prefaced by the Staff's comment in bold text. All references to page numbers and captions correspond to the Form 10-K, unless otherwise indicated. All capitalized terms are as defined in the Form 10-K unless otherwise defined herein. We further note that some of the "excerpts" set forth below and contained in the original comment letter are not direct quotes from our Form 10-K, but the substantive content as it relates to the Staff’s comments are accurately set forth.

Form 10-K for the Fiscal Year ended December 31, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operation, page 25 [52]
Recent Developments, page 52
Recent Drop in Oil Prices, page 52

1.
We note disclosures in your filing indicating that you may be materially impacted if the recent decline in oil and gas prices continues. For example, the following excerpts pertaining to your oil and gas reserves, development plans, and full cost impairment suggest that it is reasonably possible that current oil and natural gas prices will have a material impact on your liquidity, capital resources or results of operations.

"The capital estimated to be spent in 2015, 2016, 2017, 2018 and 2019 to develop the proved undeveloped reserves is $154 million, $302 million, $435 million, $657 million and $746 million, respectively. Based on anticipated cash flows and capital expenditures, as well as availability of capital markets transactions, all of the proved undeveloped locations are expected to be drilled within a five-year period. Reserve calculations at any end-of-year period are representative of the Company's development plans at that time. Changes in circumstance, including commodity pricing, oilfield service costs and availability and other economic factors may lead to changes in development plans." (page 17)

"The substantial decrease in oil and natural gas prices that began in the second half of 2014 and has continued into the first quarter of 2015, if continued or maintained, could have the effect of rendering uneconomic a portion (which could be significant) of our exploration, development and exploitation projects. This would result in our having to make downward adjustments (which could be significant) to our estimated proved reserves." (page 34)

"We review the carrying value of our oil and natural gas properties under the full cost accounting rules of the SEC on a quarterly basis. The substantial decrease in oil and natural gas prices that began in the second half of

2014 and has continued into the first quarter of 2015, if continued or maintained, may require us to incur non-cash full cost impairments in the future, which could have a material adverse effect on our results of operations for the periods in which the impairments are incurred." (page 52)

With regard to the first excerpt, please clarify whether planned expenditures to develop proved undeveloped reserves after 2015 are based on assumptions that commodity prices will increase from the current low levels. If so, expand your disclosure to discuss and quantify the reasonably likely effects on your development plans, proved reserves (including the removal of any proved undeveloped reserves that are dependent on increased prices), and full cost ceiling tests if the assumed price increases do not occur.

Items 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K require you to address the reasonably likely effects of trends and uncertainties on liquidity, capital resources, and results of operations. SEC Release 33-8350 clarifies that quantified disclosure regarding the material effects of known material trends and uncertainties should be provided if quantitative information is reasonably available. Therefore, if the development plans underlying your disclosed reserves will not be undertaken if prices do not increase, you should quantify the extent to which proved reserves are associated with such plans. Similarly, if the current economic environment indicates the amounts capitalized for oil and gas prices may not be recoverable, you should disclose the extent to which you anticipate a write-down in the event that prices do not increase.

Response:

At December 31, 2014, our intent and ability to develop proved undeveloped reserves were not based on assumptions that commodity prices would increase from then-current levels; rather, as required by Regulation S-X 4-10, the assumptions were based on "existing economic conditions". While commodity prices have continued to decline during the first six months of 2015, drilling and completion costs and oilfield service costs have similarly continued to decline in the same period. Additionally, as discussed on page 11 of our Form 10-K, the concentrated nature of our core acreage in the Permian-Garden City area has generated economic efficiencies as we continue to develop our acreage, including allowing us to utilize a systematic multi-well pad development drilling program. These cost reductions and development efficiencies have supported our drilling program by allowing us to more efficiently deploy capital in the current commodity pricing environment and have thus enabled us to execute our development plan during the first half of 2015. We believe we will be able to execute our development plan and develop our existing proved undeveloped reserves within the upcoming five-year period under current pricing conditions based upon (i) our anticipated cash flows and capital expenditures, (ii) our historical ability to utilize our available credit and to access the capital markets, (iii) estimated drilling and acquisition costs and efficiencies, (iv) industry conditions, (v) the availability of rigs and (vi) other economic factors, including pricing. Furthermore, the foregoing factors, including the concentrated nature of our assets, pricing of drilling and completion costs and other costs and our access to credit and the capital markets have allowed us to expand and to grow not only our proved undeveloped reserves but also to convert unreported probable and possible reserves to proved reserves.

Additionally, we actively engage in an ongoing hedging program in an effort to decrease the volatility of our production cash flows due to fluctuations in commodity prices. As of December 31, 2014, we had hedges in place for 2015 that represent approximately 95% of anticipated oil production and approximately 63% of anticipated natural gas and natural gas liquids production. See page F-29 of our Form 10-K for derivatives in place at December 31, 2014.

With regard to the amounts we have capitalized for oil and natural gas, we do not believe the extent to which we anticipate a future write-down can be reasonably measured, as an impairment is not driven by a decline in commodity prices alone. Furthermore, we believe that any attempt to quantify a potential future impairment in our filings would be speculative and would not be based upon information known to us, and thus could cause us to issue misleading disclosure. In future filings, if appropriate, we will explicitly state that the reasonably likely effects of trends and uncertainties on our full cost ceiling test, such as a drop in commodity prices, cannot be meaningfully quantified due to the number of uncertain variables that affect the calculation such as (i) significant changes in drilling and completion costs, (ii) changes in oilfield service costs, (iii) production results, (iv) our ability, in a low price environment, to strategically drill the most economic locations in our multi-stack horizontal targets and (v) any potential value added to our proved reserves when testing recoverability from drilling unreported probable and possible locations. As evidenced in the quotations that the Staff referenced above and numerous other disclosures made by us, we believe we adequately qualitatively disclosed the downward risks related to the downturn in oil and natural gas prices in our Form 10-K. See pages 17, 30, 33, 34, 52, 54 and 66 of our Form 10-K for this and related disclosure.

Closing comment
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please contact the undersigned, at (918) 513-4570.

Sincerely,
Laredo Petroleum, Inc.

By:	/s/ RICHARD C. BUTERBAUGH
Richard C. Buterbaugh
Executive Vice President and Chief Financial Officer

cc:	Lily Dang, Securities and Exchange Commission
Kimberly L. Calder, Securities and Exchange Commission
Kenneth E. Dornblaser, Senior Vice President and General Counsel
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP

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